

03051220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fidelity Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7755 Center Ave. Suite 1100
(No. and Street)

Huntington Beach (City) California (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tuyen Nguyen (714) 327-4911
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Fitzgerald LeDoux & Company

I have audited the accompanying statement of financial condition of Fitzgerald LeDoux & Company as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fitzgerald LeDoux & Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 31, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Fitzgerald LeDoux & Company
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 257
Receivables from clearing firm	8,863
Deposits held at clearing firm	36,398
Prepaid expenses	155
Investments	3,300
Organization costs, net of $4,005 accumulated amortization	–
Total assets	$ 48,973

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 16,146
Income taxes payable	452
Total liabilities	16,598
Stockholders' equity	
Common stock, no par value, 5,000,000 shares authorized, 99 shares issued and outstanding	22,000
Additional paid-in capital	25,000
Accumulated deficit	(14,625)
Total stockholders' equity	32,375
Total liabilities and stockholders' equity	$ 48,973

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Operations
For the year ended December 31, 2002

Revenue	
Commissions	$ 105,357
Interest income	1,855
Other income	20,655
Total revenue	127,867
Expenses	
Commissions and floor brokerage	38,383
Communications	1,198
Taxes, licenses, & fees, other than income taxes	213
Other operating expenses	102,080
Total expenses	141,874
Income (loss) before income tax provision	(14,007)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (14,807)

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2002	$ 22,000	$ 25,000	$ 182	$ 47,182
Net income (loss)	–	–	(14,807)	(14,807)
Balance on December 31, 2002	$ 22,000	$ 25,000	$ (14,625)	$ 32,375

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (14,807)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Amortization	$ 801	
(Increase) decrease in:		
Receivables from clearing firm	37,908	
Deposits held at clearing firm	(373)	
(Decrease) increase in:		
Accounts payable	(27,187)	
Income taxes payable	(1,600)	
Total adjustments		9,549
Net cash used in operating activities		(5,258)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net decrease in cash		(5,258)
Cash at beginning of year		5,515
Cash at end of year		$ 257

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fitzgerald LeDoux & Company (the "Company"), was originally incorporated under the name "Capital One Markets" on April 10, 1996. On July 1, 1997 the Company changed its name to Fitzgerald LeDoux & Company. In late 1997, the Company filed form BD to change its name to Fidelity Asset Management, Inc. The State of California discovered a name conflict and did not allow the Company to change its name. The NASD did approve the use of Fidelity Asset Management, Inc. as a "Doing Business As" (DBA) for the Company. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company has about three hundred and sixty one (361) accounts. The majority of the accounts are in Southern California: Los Angeles and Orange County. There does not exist an undue concentration of risk in any one account.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company enjoys the benefits of facilities and utilities provided at no charge by the Stockholders' other business. No amounts have been imputed to these financial statements for these benefits.

The Company has elected to amortize its organization cost over a five (5) year period. The amortization expenses for the year ended December 31, 2002, was $801.

Note 2: INVESTMENTS

This investment is a security valued at cost. This security was offered primarily to NASD members and purchased through a Private Placement Memorandum. The security is currently trading in limited markets, but the Company has elected not to treat the investment as a marketable security. Therefore, the investment will be carried at cost and treated as a non–allowable assets for the net capital computation.

Note 2: INVESTMENTS
(Continued)

If the Company elected to treat the investment as a marketable security at December 31, 2002, the Company would have to record $300 in unrealized losses. However, the remaining balance of $3,000 would be an allowable asset, net of haircuts, for the net capital computation.

Note 3: INCOME TAXES

The income tax provision for the year ended December 31, 2002 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2002, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $2,987, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 5,905	2021
14,007	2022
$ 19,912	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: COMMITMENTS AND CONTINGENCIES

Certain payments were made to individuals in the year, that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Note 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company paid another company, related by common control, $83,490 for management fees and administrative fees, included in other operating expenses.

Fitzgerald LeDoux & Company
Notes to Financial Statements
For the year ended December 31, 2002

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $27,886 exceeded the minimum net capital requirement by $22,886; and the Company's ratio of aggregate indebtedness ($16,598) to net capital was 0.59:1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 38,880
Adjustments:		
Non-allowable assets	$ 801	
Retained earnings	(11,277)	
Haircuts on money market funds	(518)	
Total adjustments		(10,994)
Net capital per audited statements		$ 27,886

Fitzgerald LeDoux & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Common stock	$ 22,000	
Additional paid-in capital	25,000	
Accumulated deficit	(14,625)	
Total stockholders' equity		$ 32,375
Less: Non allowable assets		
Receivables from clearing firm–Error	(516)	
Prepaid expenses	(155)	
Investment	(3,300)	
Total adjustments		(3,971)
Net capital before haircuts		28,404
Less: Haircuts		
Haircuts on money market funds	(518)	
Total Haircuts		(518)
Net Capital		27,886
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,107	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 22,886
Ratio of aggregate indebtedness to net capital	0.60: 1	

There was a $10,994 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002 (see note 7).

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Fitzgerald LeDoux & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Fitzgerald LeDoux & Company

In planning and performing my audit of the financial statements of Fitzgerald LeDoux & Company for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Fitzgerald LeDoux & Company including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 31, 2003.